UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NET2PHONE, INC.

(Name of Subject Company (Issuer))

NTOP ACQUISITION, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joyce Mason, Esq. General Counsel IDT Corporation 520 Broad Street Newark, New Jersey 07102 (973) 438-1000	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$94,605,978.90	$10,122.84

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.05 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 6 to Schedule TO

This Amendment No. 6 (this “Amendment No. 6”) is being filed by the filing persons listed on the cover page hereof and amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005 by NTOP Acquisition, Inc., a Delaware corporation (“NTOP Acquisition”), and IDT Corporation, a Delaware corporation (“IDT”), as amended by Amendment No. 1 filed with the SEC on November 23, 2005, Amendment No. 2 filed with the SEC on November 30, 2005, Amendment No. 3 filed with the SEC on December 13, 2005, Amendment No. 4 filed with the SEC on December 20, 2005 and Amendment No. 5 filed with the SEC on December 23, 2005 (the Initial Schedule TO, as so amended, is referred to as the “Schedule TO”). This Amendment No. 6 relates to the tender offer by NTOP Acquisition, a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not otherwise beneficially owned by IDT (the “Shares”), at a purchase price of $2.05 net per Share in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005, as revised to date (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to Amendment No. 3, and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Initial Schedule TO.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 4.

Item 4 is hereby amended and supplemented by adding the following thereto:

“The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 28, 2005. Based upon a preliminary tally by D.F. King & Co., Inc., the information agent for the Offer, approximately 28,782,824 Shares were validly tendered in the Offer (including approximately 2,517,612 Shares tendered by notice of guaranteed delivery), representing approximately 61% of the outstanding Shares not beneficially owned by IDT or its affiliates immediately prior to the commencement of the Offer. The tendered Shares, together with the shares of Common Stock and Class A Common Stock already beneficially owned by IDT, represent approximately 77% of the Shares outstanding on a fully-converted basis. IDT has accepted for payment all Shares validly tendered and not withdrawn in the Offer. The final count of Shares tendered, including guaranteed deliveries, will be available by January 4, 2006. Net2Phone stockholders whose Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer will promptly receive the Offer Price.

We will provide a subsequent offering period of 14 business days, expiring at 5:00 p.m., New York City time, on Thursday, January 19, 2006, unless extended. During this subsequent offering period, holders of Shares that were not previously tendered in the Offer may tender their Shares in exchange for the Offer Price on the same terms that applied prior to the initial expiration of the Offer. We will pay for any Shares tendered during the subsequent offering period promptly after such Shares are validly tendered. Shares that are properly tendered in the Offer, whether before or after the commencement of the subsequent offering period, may not be withdrawn during the subsequent offering period, as required pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended. The purpose of the subsequent offering period is to enable Net2Phone stockholders who did not tender their Shares prior to the initial expiration of the Offer to participate in the Offer and receive the $2.05 net per share in cash Offer Price on an expedited basis, and also to enable us to attempt to acquire 90% or more of the outstanding Shares prior to the expiration of the subsequent offering period.”

ITEM 12.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

1.	The following is hereby inserted after Exhibit (a)(1)(xiv) of the Offer to Purchase:

“(a)(1)(xv)	Press Release issued by IDT Corporation, dated December 29, 2005.”

1

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

HOWARD S. JONAS

By:	/s/ Howard S. Jonas

JAMES A. COURTER

By:	/s/ James A. Courter

Date: December 29, 2005

EXHIBIT INDEX

Exhibit	Description

(a)(1)(xv)	Press Release issued by IDT Corporation, dated December 29, 2005.